Fifth Wall Acquisition Corp. III
6060 Center Drive
10th Floor
Los Angeles, California 90045

May 19, 2021

VIA EDGAR

Eric Envall

Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Fifth Wall Acquisition Corp. III
Acceleration Request for Registration Statement on Form S-1
File No.333-255292

Dear Mr. Envall:

Reference is made to our letter, filed as correspondence via EDGAR on May 14, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to May 18, 2021, at 4:00 p.m. Eastern Standard Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date to May 18, 2021.

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If you have any questions regarding this request, please contact Steven J. Slutzky of Debevoise & Plimpton LLP at (212) 909-6036.

Sincerely,

Fifth Wall Acquisition Corp. III

/s/ Brendan Wallace
Brendan Wallace
Chief Executive Officer

cc:	Steven J. Slutzky, Debevoise & Plimpton LLP

[Signature Page to Acceleration Request Withdrawal for Registration Statement on Form S-1]